Mail Stop 4561

September 21, 2007

Mr. Gregory F. Hughes
Chief Financial Officer
SL Green Realty Corp.
420 Lexington Avenue
New York, NY   10170

> **Re: SL Green Realty Corp.**
> **Form 10-K for the year ended December 31, 2006**
> **Filed 02/28/07**
> **File No. 001-13199**

Dear Mr. Hughes:

We have reviewed your response letter dated September 14, 2007 and have the following additional comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comments, we ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2006

Note 3 – Property Acquisitions, page 61

1.   We note your response to comment 1; however, since the property owned by the undivided interests is subject to joint control by the owners as described in paragraph 11 of SOP 78-9, it is not appropriate to account for your investment in 55 Corporate Drive using pro-rata consolidation. In addition, please refer to EITF 00-1. Please revise your filings accordingly.

<u>10-Q for the quarter ended March 31, 2007</u>

<u>Condensed Consolidated Statements of Cash Flows, page 6</u>

2.   We note that you have proposed revising your cash flow statement on a going-forward basis. In light of the fact that this revision will affect cash flows used in investing activities and cash flows provided by financing activities by more than 30% each, please tell us how you determined that you do not need to restate your 10-Qs for the quarters ended March 31, 2007 and June 30, 2007. Please provide a SAB 99 analysis in your response.

******

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filing.

You may contact Jessica Barberich at (202) 551-3782 or me at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Daniel Gordon
Branch Chief